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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO

                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                             Genomic Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37243R109
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                   May 5, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)                            Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

--------------------------------------------------------------------------------

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
       13-337-6808
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ....................................................................

        (b) ....................................................................
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
  Number of Shares     5. Sole Voting Power    4,857,298 (includes Warrants to
  Beneficially Owned                           purchase 629,414 and Options to
  by Each Reporting                            purchase  30,000)
  Person With:         ---------------------------------------------------------
                       6. Shared Voting Power
--------------------------------------------------------------------------------
                       7. Sole Dispositive Power   4,857,298 (includes Warrants
                                                   to purchase 629,414 and
                                                   Options to purchase 30,000)
--------------------------------------------------------------------------------
                       8. Shared Dispositive Power

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,857,298 (includes Warrants to purchase 629,414 and Options to purchase 30,000)
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)       17.2%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)                            Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

ITEM 1.

     (a)      NAME OF ISSUER:

              Genomic Solutions, Inc.

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              4355 Varsity Drive
              Suite E
              Ann Arbor, MI  48108

ITEM 2.

     (a)      NAME OF PERSON FILING:

              J.P. Morgan Partners (SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

     (c)      CITIZENSHIP:

              Delaware

     (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

     (e)      CUSIP NUMBER:
              37243R109

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

     (a)      AMOUNT BENEFICIALLY OWNED:

              4,857,298 (includes Warrants to purchase 629,414 and Options to purchase 30,000)

     (b)      PERCENT OF CLASS:

              17.2% (as of December 31, 2000)

     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i) 4,857,298 (includes Warrants to purchase 629,414 and Options to purchase 30,000)


SEC 1745 (3-98)                            Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

              (ii)     Not applicable.
              (iii) 4,857,298 (includes Warrants to purchase 629,414 and Options to purchase 30,000)
              (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

              Not applicable


SEC 1745 (3-98)                            Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001

                                        J.P. MORGAN PARTNERS (SBIC), LLC

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: President






SEC 1745 (3-98)                            Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                            Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                    Jeffrey C. Walker*
Executive Vice President                     Mitchell J. Blutt, M.D.*
Executive Vice President                     Arnold L. Chavkin*
Executive Vice President                     John M.B. O'Connor*
Managing Director                            John R. Baron*
Managing Director                            Christopher C. Behrens*
Managing Director                            David S. Britts*
Managing Director                            Rodney A. Ferguson*
Managing Director                            David Gilbert*
Managing Director                            Evan Graf*
Managing Director                            Eric A. Green*
Managing Director                            Michael R. Hannon*
Managing Director                            Donald J. Hofmann, Jr.*
Managing Director                            W. Brett Ingersoll*
Managing Director                            Alfredo Irigoin*
Managing Director                            Andrew Kahn*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Jonathan Meggs*
Managing Director                            Thomas G. Mendell*
Managing Director                            Stephen P. Murray*
Managing Director                            Joao Neiva de Figueiredo, Ph.D.*
Managing Director                            Timothy Purcell*
Managing Director                            Thomas Quinn*
Managing Director                            Peter Reilly*
Managing Director                            Robert R. Ruggiero, Jr.*
Managing Director                            Susan L. Segal*
Managing Director                            Kelly Shackelford*
Managing Director                            Shahan D. Soghikian*
Managing Director                            Georg Stratenwerth*
Managing Director                            Lindsay Stuart*
Managing Director                            Patrick J. Sullivan*
Managing Director                            Charles R. Walker*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr.*
Managing Director                            Damion E. Wicker, M.D.*
Managing Director                            Eric R. Wilkinson*
Senior Vice President                        Marcia Bateson*
Vice President and Treasurer                 Elisa R. Stein*
 Secretary                                   Anthony J. Horan**
Assistant Secretary                          Robert C. Caroll**
Assistant Secretary                          Denise G. Connors**

---------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                            Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109


                                  DIRECTORS(1)

                               Jeffrey C. Walker*












------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                            Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

                                                                     SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                       William B. Harris**
President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             Rodney A. Ferguson*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             Alfredo Irigoin*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr.*
Managing Director                             Susan L. Segal*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsay Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Kelly Shackelford*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Carroll**
Assistant Secretary                           Denise G. Connors**

---------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                            Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109



                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*











-------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                            Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr.*
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**


                                  DIRECTORS(1)

                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer               Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                One John Deere Place
                                Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel               Chairman and Chief Executive Officer
                                Bechtel Group, Inc.
                                P.O. Box 193965
                                San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.          President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy            Chairman of the Board
                                Honeywell International
                                P.O. Box 3000
                                Morristown, NJ 07962-2245
--------------------------------------------------------------------------------



--------------------
(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

SEC 1745 (3-98)                            Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: Genomic Solutions, Inc.                             CUSIP NO.: 37243R109

                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns                    Chairman of the Board and
                                       Chief Executive Officer
                                     Ryder System, Inc.
                                     3600 N.W. 82nd Avenue
                                     Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                  Co-Chairman
                                     BP Amoco p.l.c.
                                     1111 Warrenville Road, Suite 25
                                     Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                      President
                                     American Museum of Natural History
                                     Central Park West at 79th Street
                                     New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                President and Chief Executive Officer
                                     The College Fund/UNCF
                                     9860 Willow Oaks Corporate Drive
                                     P.O. Box 10444
                                     Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.            President and Chief Executive Officer
                                     The Chase Manhattan Corporation
                                     270 Park Avenue, 8th Floor
                                     New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                    Of Counsel
                                     Skadden, Arps, Slate, Meagher & Flom LLP
                                     919 Third Avenue - Room 29-72
                                     New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                      Chairman of the Board and Chief Executive
                                       Officer
                                     Exxon Mobil Corporation
                                     5959 Las Colinas Boulevard
                                     Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                    Chairman, President and Chief Executive
                                       Officer
                                     American Home Products Corporation
                                     5 Giralda Farms
                                     Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                       Former Chairman of Board and Chief
                                       Executive Officer of Maytag
                                     13338 Lakeshore Drive
                                     Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III               Chairman of the Board
                                     J.P. Morgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                 Professor of Business Administration and
                                       Public Policy
                                     The University of Michigan
                                     School of Public Policy
                                     411 Lorch Hall, 611 Tappan Street
                                     Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                            Page 12 of 12 pages